October 26, 2006

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re: Signet International Holdings, Inc.
     Form SB-2, Amendment 2 filed September 22, 2006
     File No. 333-134665

Dear Mr. Letiziano:

       We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your supplemental response to prior comment one from our letter dated September 8, 2006 that the only business acquisitions will be solely of LPTV stations or other broadcast properties and that you will not enter into an acquisition that will result in a change in control. Please provide clear disclosure throughout the prospectus. For example, we note the discussion of acquisitions in the second paragraph on page 17. Explain the reference to acquiring other entities. Also,

explain the reference to no "current intention" to enter into transactions that would result in a change in control. We may have further comment.

Summary Information

2. We note that the agreement with FreeHawk was rescinded and that you intend to restructure the agreement in a future period. Provide clear disclosure of the reasons for the rescission of the agreement and clarify the current status of your intent to restructure the agreement.

Summary Financial Data, page 2

3. The June 30, 2006, balances reported for total expenses, net loss and net loss per share per the Summary Financial Data do not appear to agree to the balances presented in the statement of operations. Please reconcile these amounts and revise the document accordingly.

Risk Factors, page 3

4. In the first two risk factors on page 4, you state you had net losses of $577,129 since your inception. Per the June 30, 2006, financial statements, your accumulated deficit is $827,129. Please reconcile these amounts and revise the document accordingly.

Selling Security Holders, page 7

5. We note the reference to assuming the changes do not involve increasing the number of shares or dollar amount registered. Please confirm supplementally that you understand an increase in the number of shares or dollar amount being registered after effectiveness would be considered a new offering and would not be available even on a post-effective amendment to this registration statement.

Business of Issuer, page 17

6. We note that the agreement with FreeHawk was rescinded. Clarify the facts surrounding the rescission, update the intent to enter into a new agreement and state whether FreeHawk received any cash or shares issued pursuant to the agreement.

7. Please remove promotional disclosure from throughout this section. For example, we note the statement that "SIG believes that the sales revenues, after the first year, will not only cover operating costs and expenses thereafter, but also, within the next 18 months, return sufficient revenue to pay for capital expenditures." Since the company has not commenced operations, there does not appear to be a basis for such disclosure. Revise the disclosure throughout this section accordingly. We may have further comment.

Low Power Television Station, page 19

8. We note that the source for the information in this section and in digital terrestrial broadcasting network is from 1986 and 1999. Please explain, given the date of the information, the basis for continued reliance upon this information and any efforts of the company to determine whether this information reflects the current status of the low power television station. We may have further comment.

9. Provide the basis for your belief that LPTV presents a less expensive and more flexible means of delivering programming.

Digital Terrestrial Broadcasting Network, page 20

10. We reissue prior comment 15 of our letter dated September 8, 2006. Supplementally provide us with copies of, or excerpts from, the publications which you have referenced.

Hi-Definition Television, page 20

11. Provide clear disclosure that there is no guarantee you will be able to enter into a definitive agreement and no guarantee that you will be able to offer HDTV.

Plan of Operations, page 22

12. In the first paragraph on page 23, you discuss your cash requirements throughout 2007. However, you do not appear to discuss the amounts due to Big Vision. Please expand this discussion as needed to discuss all amounts you are obliged to pay through 2007 and beyond.

13. On page 23 you state, "We anticipate for the next 12 months, excluding the costs of any LPTV station acquisitions, our operational as well as general and administrative expenses will total $126,000." Since you have recorded $420,010 of operating expenses in the first six months ending June 30, 2006, please tell us how you determined you will only need $126,000 for your operating expenses over the next 12 months.

14. We partially reissue prior comment 18 of our letter dated September 8, 2006. Provide a more detailed discussion of the time frame for commencing and completing the various steps of the plan of operation. Also, discuss the estimated expenses associated with the steps and the expected source(s) of funding. Clarify how you plan to finance the purchase of the LPTV station.

Executive Compensation, page 27

15. We note the disclosure of the factors considered in determining the salary of Mr. Letiziano. Clarify how you will determine the salary for Mr. Letiziano and whether there are any formal or informal understandings regarding salary, even if not evidenced by a written employment agreement.

Financial Statements, page F-3

Note J – Commitments, page F-12

Big Vision Management Contract, page F-14

16. We re-issue part of our previous comment 24 of our letter dated September 8, 2006. Please revise to disclose the meaning of "industry standard rate" in the notes to the year-end and interim financial statements and clarify the total dollar amount of the fees that you are obligated to pay.

Consolidated Statement of Operations, page F-16

17. You valued the issuance of 250,000 shares to consultants at $250,000. This expense should be reported with similar expenses paid in cash, and you should not segregate a portion with a caption referring to stock issuances at less than fair value. This also applies to the presentation of compensation expense related to the 57,000 shares issued in July and August 2005. Please revise the annual and interim financial statements to report the consulting and compensation expense accordingly.

Note A – Organization and Description of Business, page F-18

18. In this footnote, you state you have incurred cumulative operating losses of approximately $453,800. However, the June 30, 2006, balance sheet reflects an accumulated deficit of $827,129. Please reconcile these amounts and revise the document accordingly.

Note F – Note Payable, page F-21

19. This footnote reports a June 30, 2006, note payable balance of $50,000 whereas the balance sheet reports a zero balance. Please revise to provide consistent information throughout the document.

Exhibits

20. Please file as an exhibit the resolution regarding pre-incorporation contracts.

21. We reissue comment forty-three of our letter dated September 8, 2006.

Recent Sales of Unregistered Securities, page II-2

22. On page II-3 and II-4, you state you completed an offering on May 2006 whereby you issued 381,000 shares of your common stock in exchange for cash consideration of $381,000. You also mention this private placement in MD&A. Please explain to us why this transaction does not appear to be accounted for in the June 30, 2006 financial statements.

23. We note your response to prior comment 27 of our letter dated September 8, 2006. Provide clear disclosure in this section regarding the sophistication of the investors in this offering. See Regulation D for guidance regarding sophistication.

24. We reissue prior comment 28 of our letter dated September 8, 2006. Disclose the value placed upon the consideration received in the September 8, 2005 share exchange.

25. Provide clear disclosure of the consulting services and the party providing the services. State the value placed upon the services provided.

Exhibits

26. Clarify, if true, that there are no separate documents setting forth the rights of the class of preferred stock currently outstanding. If there is a separate preferred stock agreement setting forth terms and rights of these security holders, it should be filed as an exhibit.

27. We reissue prior comment 32 of our letter dated September 8, 2006. Provide a legal analysis for the potential legal liability under the federal securities laws for the public disclosure of Exhibits 99.1 and 99.2.

28. We note in your response to prior comment 10 of our letter dated September 8, 2006 that Triple Play Media provided the company with a copy of the resolution ratifying, adopting and accepting all pre-incorporation contracts. Please file this resolution as an exhibit.

Form 10-QSB as of June 30, 2006

29. Revise the Form 10-QSB as of June 30, 2006 to conform to the requested changes to the Form SB-2 as applicable. Also, revise this Form to comply with comments 23 and 24 from our September 8, 2006 comment letter.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

                      Sincerely,

                      John Reynolds
                      Assistant Director
                      Office of Emerging Growth Companies

cc: Gregg Jaclin, Esq.
By facsimile to (732) 577-1188